UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: March 19, 2019	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange  of Hong  Kong  Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(incorporated in the Cayman Islands with limited liability)

(Stock  Code: 981)

CONTINUING CONNECTED TRANSACTIONS — REVISION OF EXISTING INTERNAL DEPOSIT SERVICES ANNUAL CAPS OF CENTRALISED FUND MANAGEMENT AGREEMENTS

OF  SMSC AND SMNC

The Company announces that on 19 March 2019, the Company and its subsidiaries, SMIC Beijing and SMSC, entered into the SMSC Amendment Agreement to revise the Existing SMSC Internal Deposit Services Annual Caps as set out in the SMSC Centralised Fund Management Agreement for the years ending 31 December 2019 and 31 December 2020, respectively.

The Company further announces that on 14  February 2019, the Directors (including the independent non-executive Directors) approved the revision of the Existing SMNC Internal Deposit Services Annual Caps as set out in the SMNC Centralised Fund Management Agreement for the years ending 31 December 2019, 31 December 2020 and 31 December 2021, respectively.

In view of the increasing balance of cash and cash equivalent of each of SMSC and SMNC, being the service recipients of the internal deposit services provided by SMIC Beijing, the Company expects that the Existing SMSC Internal Deposit Services  Annual Caps and the Existing SMNC Internal Deposit Services Annual Caps will not  be sufficient to meet the increasing need for internal deposit services of each of SMSC and SMNC. The Company has therefore proposed to revise the Existing SMSC  Internal Deposit Services Annual Cap and the Existing SMNC Internal Deposit  Services Annual Caps with the Revised SMSC Internal Deposit Services Annual Caps and the Revised SMNC Internal Deposit Services Annual Caps.

The SMSC Internal Deposit Services and SMNC Internal Deposit Services which are provided by SMIC Beijing to SMSC and SMNC respectively pursuant to the Centralised Fund Management Agreements constitute continuing connected transactions by way  of financial assistance received by SMIC Beijing from a  connected person. Pursuant to Rule 14A.90 of the  Listing Rules,  as  the  SMSC Internal Deposit Services and SMNC Internal Deposit Services are conducted on normal commercial terms and are not secured by the assets of the Group, the provision of such services is fully exempt from the reporting, announcement and/or the Independent Shareholders’ approval requirements under the Listing Rules.

CENTRALISED FUND MANAGEMENT AGREEMENT WITH SMSC

Background

Reference is made to the announcement of the Company dated 13 July 2018 (as supplemented on 19 September 2018) and the circular of the Company dated 22 October 2018 in respect of the SMSC Continuing Connected Transactions contemplated under the SMSC Centralised Fund Management Agreement.

On 19 March 2019, the Company and its subsidiaries, SMIC Beijing and SMSC, entered into the SMSC Amendment Agreement to revise the Existing SMSC Internal Deposit Services Annual Caps.

Amendment Agreement Date

19 March 2019

Parties

(i)	The Company;

(ii)	SMIC Beijing, a wholly-owned subsidiary of the Company; and

(iii)	SMSC, a subsidiary of the Company.

Subject Matter

Pursuant to the SMSC Amendment Agreement, the parties have agreed to revise the Existing SMSC Internal Deposit Services Annual Caps as set out in the SMSC Centralised Fund Management Agreement such that the maximum annual transaction value for the internal deposit services provided by SMIC Beijing to SMSC contemplated under the SMSC Centralised Fund Management Agreement shall be adjusted from

US$2,000 million (or its equivalent in other currencies) for the years ending 31 December 2019 and 2020, respectively, to US$3,500 million (or its equivalent in other currencies) for the years ending 31 December 2019 and 2020, respectively.

Save for the revision set out above, all other terms of the SMSC Centralised Fund Management Agreement remain unchanged and the SMSC Centralised  Fund  Management Agreement remains valid and enforceable.

Reasons for and benefits of the Revised SMSC Internal Deposit Services Annual Caps

In compliance with the Listing Rules, the Company has been monitoring the SMSC Continuing Connected Transactions. In view of the increasing balance of cash and cash equivalent of SMSC, being the service recipient of the internal deposit services provided by SMIC Beijing, the Company expects that the Existing SMSC Internal Deposit Services Annual Caps will not be sufficient to meet the increasing need for internal  deposit services of SMSC. The Company has therefore proposed to revise the Existing SMSC Internal Deposit Services Annual Cap with the Revised SMSC Internal Deposit Services Annual Caps.

The Revised SMSC Internal Deposit Services Annual Caps have been determined by the Company on the same basis as that in respect of the Existing SMSC Internal Deposit Services Annual Caps as set out in the circular of the Company dated 22 October 2018.

As at the date of this announcement, the Company confirms that the existing annual caps for the SMSC Continuing Connected Transactions are not exceeded.

CENTRALISED FUND MANAGEMENT AGREEMENT WITH SMNC

Background

Reference is made to the announcement of the  Company dated 29  November 2018 and the circular of the Company dated 21 December 2018 in respect of the Continuing Connected Transactions in relation to the SMNC Centralised Fund Management Agreement.

Subject Matter

The Company announces that on 14 February 2019, the Directors (including the independent non-executive Directors) have approved the revision of the Existing SMNC Internal Deposit Services Annual Caps such that the maximum annual transaction value for the internal deposit services provided by SMIC Beijing to SMNC contemplated under the SMNC Centralised Fund Management Agreement shall be adjusted from US$2,000 million (or its equivalent in other currencies) for the years ending 31 December 2019,  2020 and 2021, respectively, to US$3,500 million (or its equivalent in other currencies) for the years ending 31 December 2019, 2020 and 2021, respectively.

Save for the revision set out above, all other terms of the SMNC Centralised Fund Management Agreement remain unchanged and the SMNC Centralised Fund  Management Agreement remains valid and enforceable.

Reasons for and benefits of the Revised SMNC Internal Deposit Services Annual Caps

In compliance with the Listing Rules, the Company has been monitoring the SMNC Continuing Connected Transactions. In view of the increasing balance of cash and cash equivalent of SMNC, being the service recipient of the internal deposit services provided by SMIC Beijing, the Company expects that the Existing SMNC Internal  Deposit  Services Annual Caps will not be sufficient to meet the increasing need for internal deposit services of SMNC. The Company has therefore proposed to revise the Existing SMNC Internal Deposit Services Annual Cap with the Revised SMNC Internal Deposit Services Annual Caps.

The Revised SMNC Internal Deposit Services Annual Caps have been determined by the Company on the same basis as that in respect of the Existing SMNC Internal Deposit Services Annual Caps as set out in the circular of the Company dated 21 December 2018.

As at the date of this announcement, the Company confirms that the existing annual caps for the SMNC Continuing Connected Transactions are not exceeded.

LISTING RULES IMPLICATIONS

China IC Fund holds approximately 15.81% equity interest in the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited. Accordingly, China IC Fund is a connected person of the Company at the issuer level under the Listing Rules. As at the date of this announcement, the registered capital of SMSC is held as to approximately 50.1% and 27% by the Group and China IC Fund, respectively; and the registered capital of SMNC is held as to approximately 51% and 32% by the Group and China IC Fund, respectively. Each of SMSC and SMNC is therefore a connected subsidiary of the Company as defined under Rule 14A.16 of the Listing Rules and thus a connected person of the Company under the Listing Rules.

The SMSC Internal Deposit Services and SMNC Internal Deposit Services which are provided by SMIC Beijing to SMSC and SMNC respectively pursuant to the Centralised Fund Management Agreements constitute continuing connected transactions by way of financial assistance received by SMIC Beijing from a connected person. Pursuant to Rule 14A.90 of the Listing Rules, as the SMSC Internal Deposit Services and SMNC Internal Deposit Services are conducted on normal commercial terms and are not secured by the assets of the Group, the provision of such services is fully exempt from the reporting, announcement and/or the Independent Shareholders’ approval requirements under the Listing Rules.

MATERIAL INTEREST

No Director is considered to have a material interest in the SMSC Amendment Agreement and the Revised Annual Caps which would have required the Director to abstain from voting at the board meeting authorizing the SMSC Amendment Agreement and the Revised Annual Caps.

INFORMATION ABOUT THE PARTIES

Information on the Company and SMIC Beijing

The Company is one of the leading foundries in the world, is Mainland China’s largest foundry in scale, broadest in technology coverage, and most comprehensive in semiconductor manufacturing services. The Company provides integrated circuit (IC) foundry and technology services on process nodes from 0.35 micron to 28 nanometer. Headquartered in Shanghai, China, the Company  has  an  international  manufacturing and service base. In China, the Company has a  300mm  wafer fabrication facility (fab) and a 200mm fab in Shanghai; a 300mm fab and a majority-owned 300mm fab for advanced nodes in Beijing; 200mm fabs in Tianjin and Shenzhen; and a majority-owned joint-venture 300mm bumping facility in Jiangyin; additionally, in Italy the Company has a majority-owned 200mm fab. The Company also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office  in  Hong  Kong. SMIC Beijing is a wholly foreign-owned enterprise established in the PRC and a wholly-owned subsidiary of the Company.

Information on SMSC

SMSC is a Chinese foreign joint venture established by SMIC Holdings Corporation* (‘‘SMIC Holdings’’) and SMIC Shanghai. On 30 January 2018, SMIC Holdings, SMIC Shanghai, Shanghai IC Fund and China IC Fund entered into the joint venture  agreement in relation to the establishment of SMSC, pursuant to which SMIC Holdings, SMIC Shanghai, China IC Fund and Shanghai IC Fund contributed the increase in the registered capital of SMSC of US$3.29 billion. Upon the completion of the Contribution by China IC Fund on 29 June 2018, SMSC became a  Chinese foreign joint venture.  SMSC carries out the development and establishment of a 300mm fab for advance nodes.

Information on SMNC

SMNC is a joint venture company established in the PRC pursuant to the joint venture agreement dated 3 June 2013, the equity capital of which is owned as to 12.5% by SMIC Beijing, 13% by SMIC Investment, 25.5% by SMIC Holdings and 32% by  China  IC Fund. The remaining equity capital of SMNC is owned by ZDG, IDIMC, CGP Techfund and ETown Capital and none of them owns 10% or more equity  capital  of  SMNC. SMNC is primarily engaged in manufacturing and trading of semiconductor products.

DEFINITIONS

In this announcement, the following words have the following meanings unless  the context requires otherwise:

‘‘Board’’the board of Directors

‘‘Centralised Fund Management Agreements’’

the SMSC Centralised Fund Management Agreement (as amended by the SMSC Amendment Agreement) and   the  SMNC Centralised Fund Management Agreement

‘‘China IC Fund’’	國家集成電路產業投資基金股份有限公司(ChinaIntegrated Circuit Industry Investment Fund Co., Ltd.*), a company established under the laws of the PRC

‘‘Company’’Semiconductor  Manufacturing  International  Corporation  (中芯

國際集成電路製造有限公司*), a  company incorporated in the

Cayman Islands with limited liability, the shares of which are listed on the Main Board of the Stock Exchange and the  American depositary shares of which are listed on the New York Stock Exchange, Inc.

‘‘Directors’’the directors of the Company

‘‘EGM’’the extraordinary general meeting of the Company

‘‘Existing SMNC Internal Deposit Services Annual Caps’’

the existing annual caps for the provision of internal deposit services contemplated under the  SMNC Centralised Fund Management Agreement, which amount to  US$2,000  million  (or its equivalent in other currencies) for the years ending 31 December 2019, 2020 and 2021, respectively

‘‘Existing SMSC Internal Deposit Services Annual Caps’’

the existing annual caps for the provision of internal deposit services contemplated under the SMSC Centralised Fund Management Agreement, which amount to  US$2,000  million  (or its equivalent in other currencies) for the year ended 31 December 2018 and the years ending 31 December 2019 and 2020, respectively

‘‘Group’’the Company and its subsidiaries

‘‘Independent Shareholders’’

(i) in relation to the SMNC Centralised Fund Management Agreement, the shareholders of the Company who are not required under the Listing Rules to abstain from voting at the EGM to approve the SMNC Centralised Fund Management Agreement and (ii) in relation to the SMSC Centralised Fund Management Agreement (as amended), the shareholders of the Company who are not required under the Listing Rules  to  abstain from voting at the EGM to approve the SMSC Centralised Fund Management Agreement, which in respect of both (i) and (ii) shall exclude Xinxin (Hongkong) Capital Co., Limited and other associates (as defined under the Listing Rules) of China IC Fund

‘‘Listing Rules’’	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

‘‘PRC’’	the People’s Republic of China, but for the purposes of this announcement only, excludes Hong Kong, Macau and Taiwan

‘‘Revised Annual Caps’’

the Revised SMNC Internal Deposit Services Annual Caps and the Revised SMSC Internal Deposit Services Annual Caps

‘‘Revised SMNC Internal Deposit Services Annual Caps’’

the revised annual caps for the provision of internal deposit services contemplated under the  SMNC Centralised Fund Management Agreement, as determined by the Directors on 14 February 2019, which amount to US$3,500 million (or its equivalent in other currencies) for  the years ending 31 December 2019, 2020 and 2021, respectively

‘‘Revised SMSC Internal Deposit Services Annual Caps’’

the revised annual caps for the provision of internal deposit services contemplated under the SMSC Centralised Fund Management Agreement (as amended by the SMSC Amendment Agreement) which amount  to US$3,500  million  (or its equivalent in other currencies) for the years ending 31 December 2019 and 2020, respectively

‘‘SMIC Beijing’’	Semiconductor Manufacturing International (Beijing) Corporation* (中芯國際集成電路製造（北京）有限公司), a wholly foreign-owned enterprise established in the PRC and a wholly-owned subsidiary of the Company

‘‘SMNC’’	Semiconductor Manufacturing North China (Beijing) Corporation* (中芯北方集成電路製造（北京）有限公司), a company established under the law of the PRC pursuant to the joint venture agreement dated 3 June 2013

‘‘SMNC Centralised Fund Management Agreement’’

the centralised fund management dated 29 November 2018 entered into among the Company, SMIC Beijing and SMNC in relation to the SMNC Continuing Connected Transactions

‘‘SMNC Continuing Connected Transactions’’

the continuing connected transactions contemplated under the SMNC Centralised Fund Management Agreement

‘‘SMNC Internal Deposit Services’’

the internal deposit services contemplated under the SMNC Centralised Fund Management Agreement

‘‘SMSC’’	Semiconductor Manufacturing South China Corporation* ( 中 芯南方集成電路製造有限公司), a Chinese-foreign joint venture established under the laws of the PRC

‘‘SMSC Amendment Agreement’’

the amendment agreement to the SMSC Centralised Fund Management Agreement dated 19 March 2019 entered into among the Company, SMIC Beijing and SMSC to revise the Existing SMSC Internal Deposit Services Annual Caps

‘‘SMSC Centralised Fund Management Agreement’’

the centralised fund management agreement dated 1 June 2017 entered into among the Company, SMIC Beijing and SMSC in relation to the SMSC Continuing Connected Transactions

‘‘SMSC Continuing Connected Transactions’’

the continuing connected transactions contemplated under the SMSC Centralised Fund Management Agreement

‘‘SMSC Internal Deposit Services’’

the internal deposit services contemplated under the SMSC Centralised Fund Management Agreement

‘‘US$’’	United States dollar, the lawful currency of the United States of America

By order of the Board Semiconductor Manufacturing International Corporation Gao Yonggang Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, the PRC, 19 March 2019

As at the date of this announcement, the directors of the Company are:

Executive Directors

ZHOU Zixue (Chairman)

ZHAO Haijun (Co-Chief Executive Officer)

LIANG Mong Song (Co-Chief Executive Officer)

GAO Yonggang (Chief Financial Officer and Joint Company Secretary)

Non-executive Directors

CHEN Shanzhi

ZHOU Jie

REN Kai

LU Jun

TONG Guohua

Independent Non-executive Directors

William Tudor BROWN

CHIANG Shang-Yi

CONG Jingsheng Jason

LAU Lawrence Juen-Yee

FAN Ren Da Anthony

* For identification purposes only